FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6667 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 5, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: May 5, 2006

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	May 5, 2006

Tata Motors, India, and Marcopolo, Brazil, announce joint venture To manufacture fully built buses & coaches for India & markets abroad

MUMBAI, May 5, 2006: Tata Motors, India's largest automobile company, and Marcopolo, the Brazil-based global leader in body-building for buses and coaches, today announced a joint venture company in India to manufacture and assemble fully-built buses and coaches.

The joint venture, in which Tata Motors will hold 51% of the equity and Marcopolo will hold 49%, will set up a new manufacturing facility. It will go on stream in a year's time, and produce a variety of buses including 16 to 54-seater standard buses, 18 and 45-seater luxury buses, luxury coaches, and low-floor city buses. The joint venture will also explore emerging opportunities in Bus Rapid Transit System.

The joint venture will take help with technology and expertise in chassis and aggregates from Tata Motors, and expertise and know-how in processes and systems for bodybuilding and bus body design from Marcopolo. Both companies will actively participate in the management. The buses will conform to international standards in quality and safety, and will be marketed not only in India but also in all Tata Motors focussed markets globally.

The Chairman of Tata Motors, Mr. Ratan N. Tata, said, "The rapidly expanding and improving road network, connecting cities and also rural areas, is expected to substantially grow passenger transport. The joint venture with Marcopolo, which is one of the largest bus body builders, will enable Tata Motors to successfully address the growing demand in India, as well as relevant markets abroad."

The Chairman of Marcopolo, Mr. Paulo Bellini, said, "Marcopolo's buses and coaches have a strong presence in Latin America, and overseas markets. The joint venture with Tata Motors will help us extend our presence in the high-potential markets of India and also other mutually agreed countries, which we can jointly develop."

About Tata Motors

Tata Motors, the flagship company of the Tata Group, is India's largest automobile company, with revenues of US$ 4.7 billion in 2004-05. With over 3 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger cars. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are already being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer. Besides India, Tata Motors has R&D centres in South Korea, Spain and the UK.

About Marcopolo

Founded in 1949, Marcopolo invests in technology, product improvement and environment. One of the largest manufacturers of bus bodies in the world, it produced 16,456 units in 2005 with net revenues of US$800 million. Marcopolo is also very active in developing parts and components for buses, and plastic products. Concerned about quality of life for its workers and for the communities where it operates, Marcopolo has grown along with its initiatives for education, citizenship and environmental management. Throughout its history it has created innovating projects, and today it is present in its own manufacturing companies in Brazil, Portugal, Argentina, Mexico, Colombia and in South Africa.

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.